Exhibit 3.16

CERTIFICATE OF FORMATION

OF

STRATOSPHERE DEVELOPMENT, LLC

The undersigned, an authorized natural person, for the purpose of forming a limited liability company, under the provisions and subject to the requirements of the State of Delaware (particularly Chapter 18, Title 6 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and known, identified, and referred to as the “Delaware Limited Liability Company Act”), hereby certifies that:

FIRST:  The name of the limited liability company is Stratosphere Development LLC (hereinafter called the “LLC”).

SECOND:  The address of the registered office and the name and the address of the registered agent of the LLC required to be maintained by Section 18-104 of the Delaware Limited Liability Company Act are Corporation Service Company, 1013 Centre Road, Wilmington, Delaware 19805.

Executed on June 13, 2000.

/s/ Tara L. Keating
Tara L. Keating, Authorized Person